

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2013

Via E-mail
Andrew J. Kandalepas
Chairman and Chief Executive Officer
Wellness Center USA, Inc.
1014 E. Algonquin Road, Suite 111
Schaumberg, IL 60173

> **Re: Wellness Center USA, Inc.**
>   **Current Report on Form 8-K**
>   **Filed August 8, 2012**
>   **File No. 333-173216**

Dear Mr. Kandalepas:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Jennifer Riegel for

                    Jeffrey P. Riedler
                    Assistant Director

cc: Ronald P. Duplack, Esq.
        Rieck and Crotty, P.C.
        55 West Monroe Street, Suite 3390
        Chicago, Illinois 60603